Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS REPORTS FIRST QUARTER RESULTS FOR FISCAL YEAR 2007

TORONTO, CANADA – October 10, 2007 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended August 31, 2006.  Unless specified otherwise, all amounts are in Canadian dollars.

JUNE 1, 2006 TO DATE HIGHLIGHTS

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Initiated a plan for a new clinical investigation of GTI-2040 as a single-agent in patients with high-grade myelodysplastic syndrome (MDS).  The clinical study will be sponsored by the US National Cancer Institute.

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Announced that Dr. Jim A. Wright would step down as the President and Chief Executive Officer of the Company on September 21, 2006 and that Dr. Aiping H. Young would succeed him in that position on September 21, 2006, the occasion of the Company’s Annual General Meeting.

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Completed a transaction with HighTech Beteiligungen GmbH & Co. KG (HighTech) issuing 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5 % over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.  HighTech is a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based upon applied technologies and life sciences.

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Completed a transaction with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million.

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Allowed a patent from the United States Patent and Trademark Office for antisense oligonucleotides directed towards the novel cancer target neuropilin.

“The first quarter of 2007 concluded with the completion of two financing transactions providing $12.2 million in gross proceeds to be used towards advancing our product pipeline,” said Dr. Aiping Young, president and CEO of Lorus.  “I am pleased to be leading the Lorus team as we further develop GTI-2040 in the clinic, our lead small molecule LT-253 toward the clinic and work towards enhancing shareholder value.”

FINANCIAL RESULTS

Cash used in operating activities decreased 62% to $1.8 million for the three-month period ended August 31, 2006 compared with $4.8 million in the same period last year.  The significant decrease in cash used in operating activities is due primarily to lower research and development expenditures during the quarter resulting from the close of the Virulizin® Phase III clinical trial in fiscal 2006 as well as headcount reductions in November 2005.

Net loss for the three-month period ended August 31, 2006 totaled $2.8 million ($0.01 per share) compared to a loss of $5.7 million ($0.03 per share) for the same period last year. The decrease in net loss is due to a reduction of $2.6 million in research and development expenses and a decrease in general and administrative expenses of $300,000.

Research and development expenses for the three-month period ended August 31, 2006 decreased 66.4% to $1.3 million compared to $4.0 million for the same period last year. The decrease in costs is primarily due the reduction in clinical trial costs for the Phase III clinical trial of Virulizin® for which we no longer continue to incur costs.  In addition, due to headcount reductions implemented in November 2005, we have fewer employees engaged in Virulizin® research and development activities.

General and administrative expenses for the three-month period ended August 31, 2006 decreased 26.8% to $788,000 compared with $1.1 million for the same period last year.  The decrease in general and administrative costs is the result of lower levels of staff following the November 2005 headcount reductions as well as lower corporate communication costs.

Stock-based compensation expense decreased to $113,000 for the three-month period ended August 31, 2006 compared with $291,000 in the same period last year.  The decrease in expense is attributable to; fewer options issued due to fewer employees and executive officers, a lower fair value assigned to the options issued resulting from a lower stock price, as well as the reversal of stock option expense previously recorded due to the forfeiture of unvested options.

Interest income for the three months ended August 31, 2006 was $67,000, compared with $115,000 for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance during the quarter, as the proceeds from the equity financing were not received until August 30 and August 31, 2006.

On August 30, 2006, the Company raised gross proceeds of $10,368,000 by way of a subscription agreement for 28,800,000 units at a price of $0.36 per common share.  On August 31, 2006, the Company raised gross proceeds of $1,800,000 by way of a private placement for 5,000,000 units at a price of $0.36 per common share.

At August 31, 2006, Lorus had cash and cash equivalents and short-term investments totaling $18.2 million compared to $8.3 million at May 31, 2006.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three
	months ended	months ended
(amounts in Canadian 000's except for per common share data)	Aug 31, 2006	Aug 31, 2005
REVENUE	$ 7	$ 1

EXPENSES
Cost of sales	3	-
Research and development	1,331	3,957
General and administrative	788	1,076
Stock-based compensation	113	291
Depreciation and amortization	100	130
Operating expenses	2,335	5,454
Interest expense on convertible debentures	265	198
Accretion in carrying value of convertible debentures	219	186
Amortization of deferred financing charges	25	20
Interest income	(67)	(115)
Loss for the period	2,770	5,742
Basic and diluted loss per common share	$ 0.01	$ 0.03
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	186,529	172,713

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on October 13, 2006.

APPOINTMENT TO THE BOARD OF DIRECTORS

Lorus is pleased to announce that on October 6, 2006 Dr. Aiping Young was appointed to the Board of Directors of the Company.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has product candidates in human clinical trials with seven Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations; the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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